UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the Month of September 2010
_______________________

Commission File Number 000-28998

ELBIT SYSTEMS LTD.
(Translation of Registrant’s Name into English)

Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒	Form 20-F	☐	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note : Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note : Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐

☐	Yes	☒	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________

      Attached hereto as Exhibit 1 and incorporated herein by reference is the Registrant’s press release dated September 2, 2010.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELBIT SYSTEMS LTD. (Registrant)
By:	/s/ Ronit Zmiri
Name:	Ronit Zmiri
Title:	Corporate Secretary

Dated: September 2, 2010

EXHIBIT INDEX

Exhibit No.	Description
1.	Press Release dated September 2, 2010

Exhibit 1

Elbit Systems Signs Agreement to Acquire Mikal's
Holdings in Soltam, Saymar and ITL

Haifa, Israel, September 2, 2010 – Elbit Systems Ltd. (NASDAQ and TASE: ESLT) ("Elbit Systems") announced today, further to its announcements of June 15, 2009 and September 14, 2009, that it signed an agreement to acquire all the shares of Soltam Systems Ltd. ("Soltam"), Saymar Ltd. ("Saymar") and ITL Optronics Ltd. ("ITL"), that are currently held by Mikal Ltd. ("Mikal") and its subsidiaries.

The signed agreement provides for the acquisition of Mikal's interests in the above mentioned Mikal subsidiaries, which are synergetic to Elbit Systems, rather than the acquistion of Mikal itself, as was contemplated in Elbit Systems' prior announcements.

Upon completion of the acquisition, Elbit Systems will hold, a 100% interest in Soltam and Saymar, and a 87.85% interest in ITL. The balance of  ITL's shares, which are traded on the Tel Aviv Stock Exchange, is held by the public. Simultaneously, Elbit Systems willl sell its existing holdings in Mikal (approximately 19%) to the other Mikal shareholders.

The consideration to be paid by Elbit Systems for the acquisition will be approximately $87 million. The consideration to be paid to Elbit Systems for its 19% holding in of Mikal's shares will be $18 million. In addition, the agreement contains a provision for possible future payments to Mikal subject to the acquired subsidiaries achieving certain business goals.

The closing of the transaction is subject to certain approvals that the parties expect to obtain in the near future.

Joseph Ackerman, Elbit Systems' President and CEO stated: "We look forward to the addition of Soltam, Saymar and ITL and their employees to the Elbit Systems family. These companies are synergetic to Elbit Systems, and their acquistion will be an important step in executing our long-term growth strategy. The combination of Elbit Systems' existing capabilities with the technologies of Soltam, Saymar and ITL in platforms, propulsion and electro-optics, will enable us to further enhance our portfolio of solutions to both the Israeli and the global defense market".

About Elbit Systems

Elbit Systems Ltd. is an international defense electronics company engaged in a wide range of programs throughout the world. The Company, which includes Elbit Systems and its subsidiaries, operates in the areas of aerospace, land and naval systems, command, control, communications, computers, intelligence surveillance and reconnaissance (“C4ISR”), unmanned aircraft systems (“UAS”), advanced electro-optics, electro-optic space systems, EW suites, airborne warning systems, ELINT systems, data links and military communications systems and radios. The Company also focuses on the upgrading of existing military platforms, developing new technologies for defense, homeland security and commercial aviation applications and providing a range of support services.

For additional information, visit: www.elbitsystems.com.

	Company Contact:	IR Contact:
	Joseph Gaspar, Executive VP & CFO	Ehud Helft / Kenny Green
	Dalia Rosen, VP & Head of Corporate Communications	CCG Investor Relations
	Elbit Systems Ltd	Tel: 1-646-201-9246
	Tel: +972-4-8316663	E-mail:	elbitsystems@ccgisrael.com
Fax: +972-4-8316944
E-mail:	j.gaspar@elbitsystems.com
dalia.rosen@elbitsystems.com

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended) regarding Elbit Systems Ltd. and/or its subsidiaries (collectively the Company), to the extent such statements do not relate to historical or current fact.  Forward Looking Statements are based on management’s expectations, estimates, projections and assumptions.  Forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended.  These statements are not guarantees of future performance and involve certain risks and uncertainties, which are difficult to predict.  Therefore, actual future results, performance and trends may differ materially from these forward-looking statements due to a variety of factors, including, without limitation: scope and length of customer contracts; governmental regulations and approvals; changes in governmental budgeting priorities; general market, political and economic conditions in the countries in which the Company operates or sells, including Israel and the United States among others; differences in anticipated and actual program performance, including the ability to perform under long-term fixed-price contracts; and the outcome of legal and/or regulatory proceedings.  The factors listed above are not all-inclusive, and further information is contained in Elbit Systems Ltd.’s latest annual report on Form 20-F, which is on file with the U.S. Securities and Exchange Commission. All forward-looking statements speak only as of the date of this release. The Company does not undertake to update its forward-looking statements.